Exhibit 99.2

Media Contact
Leif Heussen
Press Release	T +49 6172 608-4030
leif.heussen@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

November 21, 2023

Fresenius Medical Care enters into favorable settlement agreement with U. S. government with positive earnings impact of approx. EUR 175 million – 2023 earnings outlook raised

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, resolved a legal dispute with the U.S. government, for accounts receivable in legal dispute, and entered into a final and legally binding settlement agreement today, whereby the company will receive a payment from the U.S. government.

Fresenius Medical Care had filed a complaint against the United States in 2019. This complaint sought to recover monies owed to the company by the U. S. Department of Defense under the Tricare program, for services on or before January 11, 2023.

Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenged unpublished administrative actions by Tricare administrators to reduce the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting of invoicing codes. Tricare administrators had acknowledged the unpublished administrative action and declined to change or abandon it.

The now executed settlement agreement resolves the dispute underlying the complaint and concludes the litigation.

As a consequence of the settlement agreement, both revenue and operating income will be positively impacted. In previous reporting periods, the negative impact related to this matter had not been treated as special item due to its operational nature. Fresenius Medical Care therefore expects a net positive impact on operating income (guidance basis)1 of approx. EUR 175 million in the 4th quarter 2023.

The company had previously expected in fiscal year 2023 operating income (guidance basis)1 to grow by a low-single-digit percentage rate, compared to previous year (2022 basis: EUR 1,540 million).

As a consequence of the settlement agreement, Fresenius Medical Care today raises its earnings outlook. The company now expects operating income (guidance basis)1 to grow by 12 to 14 percent in fiscal year 2023, compared to previous year. All other elements of the 2023 outlook, as published, remain unchanged.

In line with its disciplined financial policy, Fresenius Medical Care intends to use the agreed settlement payment to reduce its net financial debt and therefore deleverage the balance sheet.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,014 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 342,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

1 Operating income, as presented in the outlook, is on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.
As described in FME’s public reports for FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement and the net gain related to InterWell Health. Additionally, the FY 2022 basis for the 2023 outlook was adjusted for U.S. Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.